THRIVENT MUTUAL FUNDS

625 FOURTH AVENUE SOUTH

MINNEAPOLIS, MINNESOTA 55415

May 31, 2019

VIA EDGAR CORRESPONDENCE

Alberto Zapata and Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:    Thrivent Mutual Funds N-14

          File Nos. 33-12911

Mr. Zapata and Ms. DiAngelo Fettig:

Thank you for taking the time on May 23, 2019 and May 24, 2019, respectively, to provide your comments on the Form N-14 proxy statement of Thrivent Mutual Funds (the “Registrant”) filed on April 26, 2019 for the reorganization of Thrivent Partner Emerging Markets Equity Fund (the “Target Fund”) into Thrivent International Allocation Fund (formerly named Thrivent Partner Worldwide Allocation Fund) (the “Acquiring Fund”). Any defined terms used in this letter that are not defined herein have the definitions given to them in the Form N-14. The following is a description of the comments raised by you, along with a description of the Registrant’s response to each comment. A marked version of the Form N-14 showing our changes in response to your comments are enclosed herewith.

1.	Please state in the “Letter for Shareholders” and “Questions & Answers” sections that prior to April 30, 2019, the Acquiring Fund was named Thrivent Partner Worldwide Allocation Fund.

The Registrant has added the requested disclosure.

2.

In the “Questions & Answers” section, in the answer to why the Reorganization is being recommended, please provide more specific reasons for why the Adviser and the Board believe the Reorganization benefits shareholders. Further, please provide additional disclosure on the performance of the Acquiring Fund relative to the Target Fund.

The Registrant has added the requested disclosure.

3.	In the “Questions & Answers” section and the “Summary—The Reorganization” section of the Combined Prospectus / Proxy Statement, please discuss any portfolio repositioning that will occur in connection with the Reorganization and the percentage of the Target Fund that will be sold.

The Registrant has added the requested disclosure.

4.

In the “Questions & Answers” section, on the question about who pays the costs of the Reorganization, please clarify that Thrivent Asset Mgt. will bear the costs of the Reorganization regardless of whether it is completed.

The Registrant has added the requested disclosure.

5.	On the cover page of the Combined Prospectus / Proxy Statement, there is a reference to “persons named in the enclosed proxy.” Please specify who such persons are.

The Registrant has removed this disclosure.

6.

In the section “Summary—The Reorganization,” please disclose any holdings of the Target Fund that will be sold in connection with the Reorganization and disclose the impact of such sales in the pro forma financial information.

The Registrant respectfully declines this comment. Part 2 of Item 14 of the instructions for Form N-14 indicate that pro forma financial information need not be prepared if the net asset value of the company being acquired does not exceed ten percent of the registrant’s net asset value, both measured as of a specified date. As of April 30, 2019, the Target Fund’s net assets were less than two percent of the Acquiring Fund’s net assets. Accordingly, we do not believe a Schedule of Investments is required. The impact to shareholders for repositioning the portfolio is disclosed in the Material Federal Income Tax Consequences of the Reorganization.

7.	Please supplementally explain the reasons and timing for the changes to the Acquiring Fund that were effective on April 30, 2019 and provide additional disclosure.

The changes to the Acquiring Fund that became effective on April 30, 2019 were made for several reasons. The Acquiring Fund’s performance over the short term had deteriorated relative to its Lipper peer group. Two of the Acquiring Fund’s sub-advisors, Principal Global Investors, LLC and Aberdeen Asset Management Limited were experiencing declining performance in the Acquiring Fund and recent organizational or portfolio management changes. The Acquiring Fund’s investment adviser, Thrivent Asset Management, LLC, believed it could improve the Acquiring Fund’s performance at a lower cost by managing these portions of the Acquiring Fund’s assets itself. In addition, the Acquiring Fund’s allocation to emerging markets debt was eliminated to improve performance and better align the Acquiring Fund with the Lipper peer group. Finally, the change of the Acquiring Fund’s name from Thrivent Partner Worldwide Allocation Fund to Thrivent International Allocation Fund was made to reduce confusion with global offerings as the Acquiring Fund would be managed as a non-U.S. equity strategy going forward. The changes were made effective as of April 30, 2019 to align with the effective date of the annual update of the Registration Statement of Thrivent Series Fund, Inc., which offers a variable portfolio counterpart of the Acquiring Fund, thereby simplifying disclosure updates.

The Registrant has added the requested disclosure.

8.

In the section “Comparison of the Funds – Investment Objective and Principal Strategies,” please move the sections with the subheadings “Investment Objective” and “Principal Strategies” above the side-by-side comparisons of those sections.

The Registrant has made the requested disclosure change.

9.

In the section “Comparison of the Funds – Principal Risks,” as required by Item 3(c) of Form N-14, please include a narrative comparison of the principal risks of the Funds followed by a side-by-side comparison of each, noting the differences.

The Registrant has added the requested disclosure.

10.	In the section “Comparison of the Funds – Advisory and Other Fees,” please provide additional disclosure on the terms of the expense waiver applicable to Class A shares.

The Registrant has added the requested disclosure.

11.	In the section “Comparison of the Funds – Expenses,” please consider removal of the expense table that is no longer effective as of April 30, 2019. Alternatively, please provide clarifying disclosure.

The Registrant has removed the expense table in effect prior to April 30, 2019.

12.	Please confirm supplementally that the fees disclosed in the expense table are current, in accordance with Item 3(a) of Form N-14.

The Registrant represents that the fees disclosed in the expense table are current as of the date hereof.

13.

Please confirm that the pro forma information in the expense table reflects the cost of the Reorganization paid by the Target Fund by reducing the net assets of the combined fund. Describe any adjustments in the footnotes to the table.

The Registrant has added the requested disclosure and supplementally notes that the cost of the Reorganization will be borne by the Thrivent Asset Mgt. Brokerage costs borne by the Target Fund in connection with the Reorganization would not be significant enough to impact the amounts in the expense table.

14.	Please consider whether the Sub-Advisor Fee should be disclosed as a line item in expense table and, if so, the accuracy of this item.

The Registrant has removed the Sub-advisor Fee line from the table.

15.

Please revise the disclosure in the footnotes to the expense table to represent that the terms of any contractual expense waiver will remain in effect for at least one year from the effective date of the Form N-14.

The Registrant has made the requested disclosure change.

16.	Please disclose in the footnotes to the expense table whether there is a policy regarding recoupment of waived management fees and, if so, whether this policy will survive the Reorganization.

The Registrant has added the requested disclosure.

17.	Please review the accuracy of the shareholder expense example for Class S shares of the Acquiring Fund and revise as needed.

The Registrant has confirmed the calculation of the Class S share expense example. The shareholder expense example in effect prior to April 30, 2019 has been removed for consistency with comment 11 above.

18.

In the section “Comparison of the Funds – Comparative Performance Information,” please clarify that the performance of the Acquiring Fund is prior to the changes to that fund effective on April 30, 2019 and that past performance is not indicate of future results. Further, please consider the accuracy of the statement regarding exclusion of sales charges in the table.

The Registrant has made the requested disclosure change.

19.	In the section “Information about the Reorganization – General,” please use plain English to describe the process by which shareholders of the Target Fund will receive shares of the Acquiring Fund.

The Registrant has made the requested disclosure change.

20.

Please clarify the language discussing deemed approval of amendments to any fundamental investment restrictions of the Target Fund and explain what will happen to the investment restrictions of the Target Fund. Consider disclosing this in a side-by-side format.

The Registrant has made the requested disclosure change.

21.	In the section “Information about the Reorganization – Reasons for the Proposed Reorganization,” please confirm that all adverse factors considered by the Board have been disclosed.

The Registrant has added the requested disclosure and supplementally confirms that all adverse factors considered by the Board have been disclosed.

22.	In the section “Voting Information and Requirements – Solicitation of Proxies,” please confirm that all material terms of the contract with Computershare have been disclosed.

The Registrant has added the requested disclosure and supplementally confirms that all material terms of the contract with Computershare have been disclosed.

23.	In the Statement of Additional Information, please include SEC file number of any document that is incorporated by reference for both the Target Fund and Acquired Fund.

The Registrant has added the requested disclosure.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-7190.

Sincerely,

/s/ John D. Jackson

John D. Jackson

Assistant Secretary